UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2026

Commission File Number: 333-298262

VIANIQ HOLDINGS LIMITED

(formerly known as CubeBio Holdings Limited)

(Translation of registrant’s name into English)

8F HYHILL Building,

Digital-ro 10-gil 9

Geumcheon-gu

Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Change of Name.

On October 20, 2026, the sole shareholder of VIANIQ Holdings Limited, a Cayman Islands exempted company (the “Company”), passed special resolutions by written resolution (i) changing the name of the Company from “CubeBio Holdings Limited” to “VIANIQ Holdings Limited” and (ii) amending and restating the Company’s Memorandum and Articles of Association in their entirety to reflect the change of name. On October 21, 2026, the Registrar of Companies of the Cayman Islands issued a Certificate of Incorporation on Change of Name, and the change of name became effective.

The Certificate of Incorporation on Change of Name and the Amended and Restated Memorandum and Articles of Association are attached as Exhibits 99.1 and 3.1, respectively, to this Report on Form 6-K. The foregoing description is not intended to be complete and is qualified in its entirety by reference to such exhibits. The change of name does not affect the terms of the proposed Business Combination with Mountain Crest Acquisition Corp. V.

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Memorandum and Articles of Association of VIANIQ Holdings Limited
99.1	Certificate of Incorporation on Change of Name, dated October 21, 2026

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

VIANIQ HOLDINGS LIMITED

Date: November 2, 2026	By:	/s/ Eun Jong Choi
	Name:	Eun Jong Choi
	Title:	Chief Executive Officer

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